FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on May 11, 2010 after the announcement of Registrant's results for the quarter ending March 31, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 17, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

CONFERENCE CALL SCRIPT - Gilat Satellite Networks
May 2010

Tom Watts
Good morning and good afternoon. Thank you for joining us today for Gilat’s first quarter 2010 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, May 11th, 2010 until May 13th, 2010 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.  Amiram please go ahead.

Amiram
Thank you, Tom.  Good day everyone.

I would like to begin today’s call with a snapshot of our first quarter results, followed by a more detailed review of our business during the quarter.  Following the quarterly review, Ari will take you through the detailed financial results.  We will then open the call for questions.

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In the first quarter, revenues increased slightly compared to the previous quarter and we finished the quarter with a small profit.   .  Revenues declined compared to the comparable quarter in 2009 though we experienced stronger bookings compared to the first quarter of 2009.

The quarter was highlighted by a definitive agreement we entered into to acquire Raysat Antenna Systems.  For those of you not familiar with Raysat Antenna Systems, this is a leading vendor of low profile two-way antenna solutions for satellite communications on the move. The antennas are typically used by government agencies at various levels such as for emergency response, military units, and homeland security and for commercial applications such as uploading video for Satellite News Gathering. The acquisition is expected to close at the beginning of the third quarter, subject to regulatory approvals and other customary closing conditions. This move represents an important milestone in our strategy to enter the military and defense markets, for both the US DOD as well as for International defense agencies.

This quarter, we also announced organizational changes which reflect a decision to unify some of the business units of the company, in order to better leverage our internal synergies.  We have combined the Gilat corporate business unit with our equipment business Gilat Network Systems (GNS), and with the Spacenet Rural business unit to create a stronger, more integrated entity. Our U.S.-based business Spacenet Inc. will continue to operate as a wholly owned subsidiary.

As part of these changes, Jaron Lotan, joined us to serve as our Chief Operating Officer.  Jaron oversees our day to day business, and is responsible for activities such as Sales, Operations, and Customers Services, while I am directing and overseeing the Company's long term strategy and corporate functions.

Jaron brings to Gilat extensive management experience with NASDAQ companies, including having served as President and CEO for Tecnomatix, which ultimately became part of Siemens AG, and having held several executive positions at Orbotech (ORBK).

I wish Jaron all the very best in his new position

During the quarter we announced several new projects and activities in Africa, Asia and in the Americas, for a variety of applications, including enterprise, gaming, government and defense applications.

Significant from a humanitarian aspect is that Spacenet donated emergency communications to the International Red Cross as part of Relief Efforts in Haiti.  The contribution helped disaster recovery efforts by enabling reliable and secure communications to the affected zones. We are proud to be able to provide help in times of need during recovery from this terrible tragedy.  For those of you with the presentation in front of you, you can see the photo of one of the sites in the midst of the destruction and rubble, which captures the environment in which we operated in Haiti.

Moving to the financial indicators summary slide, revenues for the first quarter of 2010 were $57.1 million – a decline compared to the first quarter of 2009. Despite this, we were able to increase our Gross Margin this quarter to 34.3% compared to 29.6% in the first quarter of 2009. As part of our planned investment in future growth drivers, we also increased our R&D in the quarter, leaving our profitability at breakeven.

Ari will discuss the Q1 2010 results in more detail later in the call.
__________________________________________________

Getting into a little more detail on the business this quarter, I would like to begin with a more detailed description of the acquisition we announced in March.  In line with our strategy to enter new military and defense markets, we signed a definitive agreement to acquire Raysat Antenna Systems, a market leader of Satellite Communications On The Move antenna solutions.

Raysat Antenna Systems provides low profile and light-weight antennas, as well as complete system solutions, to the rapidly growing Satcom On The Move market.  These antennas are critical in meeting the stringent requirements of the U.S. DoD, which is already a customer of Raysat Antenna Systems.  The product portfolio includes different size antennas to meet varying customer requirements.

Raysat Antenna Systems has a diverse global customer base which includes defense agencies, as well as civil and homeland security users, including emergency first responders, police departments as well as state and local government agencies.   We are very excited about this acquisition and expect it to continue to expand our penetration of the defense and government sectors.

As part of the Raysat Antenna Systems deal, we also entered into a definitive agreement to acquire from its sister company, Raysat, a Research and Development center in Bulgaria in addition to certain Intellectual Property Rights.

The R&D center will continue to focus on the development of State-of-the-Art low- profile antenna systems for Ku, Ka and X bands for the Satcom On The Move market and has a world-leading low-profile antenna design team of over 60 skilled engineers.

The aggregate consideration for the acquisitions is approximately $30 million in cash.  The acquisitions are not expected to have a significant effect on Gilat's 2010 outlook with respect to earnings and the transactions are pending certain closing conditions. Both acquisitions are expected to close in the third quarter of 2010.

Upon completion of the acquisition of Raysat Antenna Systems, the U.S. operations will operate under Spacenet Integrated Government Solutions (SIGS) and the international business will operate within Gilat's worldwide operations. As a reminder we established SIGS during 2009 to provide fully integrated end-to-end communications solutions for Defense, Intelligence, Homeland Security, Public Safety, Federal and Civilian Government agencies.

Moving to the Gilat business, this quarter Spacenet continued to see business activity for emergency response applications, in Haiti and in the US. We also continued to expand our services to government customers at the municipal, state and federal level.

Many of these government bodies require communication facilities for emergency response or for remote regions with no broadband connectivity.

During the quarter, Spacenet successfully rolled out several thousand lottery terminals for the South Carolina lottery. Spacenet saw new activity in the gaming, enterprise and energy industries despite the fact that market conditions in the US continue to be challenging.

I would like to take this opportunity to welcome David Kagan who has joined Spacenet as their Senior Vice President of Business Development. In this new role, he has the responsibility of overseeing initiatives which will support Spacenet’s long term growth and strategic planning.

Dave has more than 25 years of experience with a broad background in management, business and finance. Previous to Spacenet, Kagan served as President and Chief Executive Officer of Maritime Telecommunications Network, Inc. (MTN) where he led the company through five ownership changes and grew the revenue and profitability of the business substantially during his 12 year tenure at MTN.

I would like to wish Dave all the very best in his new position.

Moving to our international operations, we announced several deals during the quarter, including three in the African market.

ETC, Ethiopia’s national telecom operator, chose Gilat to provide a network that will cover hundreds of sites and will provide an upgrade to ETC's existing Gilat VSAT network.  The new network will enable ETC to deliver advanced broadband services, which include video and data-centric applications, to meet the growing demands of its enterprise and government customers. ETC will also deploy VSATs at remote community centers nationwide to provide citizens with toll-quality telephony and reliable broadband internet access as part of its Universal Service Obligation.

We also expanded our footprint in West Africa with the award of a multi-million dollar contract to deploy a broadband satellite network which will be used for gaming and lottery services.  The network will serve an initial 2,500 sites in several countries in West Africa, including, the Ivory Coast, DRC and Senegal.   As the pioneer in providing networks for the lottery and gaming market, we have vast experience in providing reliable and efficient solutions for this sector.

Also serving the West African market, we delivered a SkyEdge II network to Satcom Systems. The SkyEdge II hub is located in Germany and the VSATs will be deployed in West Africa, enabling high quality broadband Internet connectivity to small and medium enterprises in the region.

In central Asia, our long-standing customer,  ASTEL, one of Kazakhstan’s leading telecommunications operators, is deploying a SkyEdge II network which includes two SkyEdge II satellite hub stations and several hundred SkyEdge II Access VSATs, in addition to Gilat NetEdge Gateways.  The VSAT network will deliver a wide range of interactive data applications, including VoIP, video conferencing and virtual private networks.  NetEdge is our solution for multi-star requirements, such as small private enterprise networks and for cellular backhaul.

During the quarter, we announced two homeland security projects in Latin America.

The first project is a multi-million dollar contract to deliver a turnkey broadband communications solution for an army in a Latin American country.  The new network will be used for border control applications. For this project, we are providing a broadband satellite network solution based on the SkyEdge II high performance platform to enable the delivery of high-speed data, video and voice applications that will serve the military's different units.  We are also supplying additional equipment as part of the turnkey project, including solar panel energy solutions.

The second project was awarded to us by Brazil’s Amazonian Protection System, SIPAM.

SIPAM has chosen to modernize its communications network by deploying a Gilat SkyEdge II network at more than 1,000 sites. SIPAM operates a sophisticated network of cartography and telemetry systems that provide information to help manage weather forecasting, security and other public services in the remote Amazonian region.  Among the institutions that will benefit from the advanced network are the Armed Forces, Federal Police, and several ministries such as the Environment, Justice, Development, and Agrarian Reform.

The network will also offer more security to communities that live in isolation, the indigenous tribes, and the border crossings.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker:                      Ari Krashin

Thank you Amiram. Our revenues for the first quarter of 2010 were $57.1 million, compared to $60.8 million in the first quarter of 2009.

In comparison to the previous quarter, we had a slight increase in revenues, which is attributed mainly to the higher level of bookings during the fourth quarter of 2009 and higher level of revenues from our international business mainly in Latin America and Asia, offsetting the decrease in revenues from Colombia.

Our gross margin this quarter was approximately 34%, compared to approximately 30% in the first quarter of 2009. As we mention from time to time, our gross margin is affected quarter-to-quarter by the regions in which we operate and the type of deals we consummate. The improvement in our gross margin this quarter was attributed mainly to the increase in revenues from our international operations which typically carry higher margins than Spacenet.

Gross R&D expenses were $4.7 million this quarter compared to $4 million in the same quarter of 2009. The increase in the R&D expenses is in line with our strategy and efforts to develop new products for new markets. We believe that the R&D gross expenses will increase gradually throughout 2010.

This quarter, we incurred over $350 thousand dollars of legal and professional fees in connection with the definitive agreement we signed both with RaySat Antenna Systems and RaySat Bulgaria.

These expenses are included in our General and Administrative expenses and as such negatively impact our operating income this quarter.

GAAP operating income for the quarter was about break even, similar to the first quarter of 2009. We were able to maintain the same level of operating income, despite the above mentioned legal expenses, mainly due to the improvement in our gross margin. Non-GAAP operating income was approximately $0.4 million in the first quarter of 2010 compared to $0.3 million in the comparable quarter of 2009.

Our GAAP net income for the quarter was $0.6 million dollars, or 2 cents per diluted share, compared to $0.2 million or 1 cent per diluted share in the same quarter of 2009. On a Non-GAAP basis, net income for the quarter was $1 million dollars, or 2 cents per diluted share, compared to $0.5 million or 1 cent per diluted share in the same quarter of 2009.

Our financial position continues to be strong as our cash and cash equivalents, and marketable securities amounted to $144.8 million at the end of the quarter with a low level of debt in the amount of $29.8 million.

Our trade receivables at the end of the quarter were $54.3 million representing DSO of 86 days, which is in line with our expectations and is considered to be relatively average in the industry.

Our shareholder's equity at the end of the quarter totaled $233.2 million.

Now I'd like to turn the call back to Amiram.

Amiram ?

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Thank you Ari.

To summarize our call, while we had a year over year decline in revenues this quarter we were able to offset the decline through an increase in gross margins.  We were also able to proceed with our plan of increased R&D and investment in the future, while still maintaining breakeven profitability.  We finished the quarter with a sequential increase in revenues compared to the fourth quarter of 2009.

We recently announced several organizational changes which we believe will help us toward our goals of strengthening our market position, increasing market share and entering new markets.

The quarter was highlighted by signing the definitive agreement to acquire Raysat Antenna Systems.  This acquisition is part of our focus on the defense and military markets and we hope to be able to close it by the beginning of the third quarter.

We also look forward to broadening our scope in these markets by investing in additional opportunities as they arise, and we continue to have a strong balance sheet to finance M&A activity which supports our strategy.

That concludes our review. We would now like to open the floor for questions. Last quarter we had a technical problem that prevented the listeners from asking questions. I apologize for this and I hope that this time it will work well.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jonathan Ho, William Blair.

 John Widemuir - William Blair & Company - Analyst

Yes, this is John Widemuir for Jonathan this morning. We have a few questions on the RaySat acquisition. Can you talk a little bit about the size of that market and the potential impact on growth?

 Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

Hi, Jonathan. I thought for a moment (multiple speakers) -- excuse me? (multiple speakers) Jonathan, it's you, right?

 John Widemuir - William Blair & Company - Analyst

This is John Widemuir -- I work with Jonathan. I'm on the call for him this morning. Yes.

 Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

Okay, hi. (multiple speakers) Yes, you know, generally speaking, Com on the Move had developed itself predominantly in the L-band frequency band for a long time, and Inmarsat has done great in this area. So, in terms of thousands of terminals of Com on the Move that are using these services, and there's also DoD usage by tens of thousands of these kinds of terminals, but these are predominantly narrowband in nature.

As people have the idea to expand into more services on the move, people decided to start using the higher frequency band satellites for this application, and specifically, X-band, KU-band and even KA-band. And this is a technology in infancy at this point. There's a very big hype. Quite many companies are producing products and developing technologies. However, the total volume of this market at this point in time is still small. So it should be a rapidly growing market, but at this point of time, it's still small.

In this specific market, RaySat Antenna System is focused on the low-profile antenna -- obviously, different from the, if you like, from a dish that you deploy on the roof of a vehicle, which usually is fairly high-profile in nature. And these are the caps you see from time to time on vehicles. And in this specific niche, actually RaySat Antenna Systems is probably the leading provider at this point in time, but as I've said before, it's a very infant (sic) market yet.

John Widemuir - William Blair & Company - Analyst

Okay, thank you. Do you anticipate -- can you talk to someone about level of expenses that you might incur going forward as you try to address this market?

 Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

Generally speaking, we said at the end of last year when we published Q4, that we will invest more in R&D in order for us to go into the defense, military and DoD market. And we have started doing that.

With regard specifically to RaySat Antenna Systems, I think that generally speaking, this is a company that kind of carries its own expenses. So in that sense, it is fairly mutual from a bottom-line standpoint when the deal would be closed and we have them as part of our numbers.

 John Widemuir - William Blair & Company - Analyst

Okay, great. Thanks. And switching gears somewhat, can you talk about your pipeline relative to your rural projects regarding a Universal Service Fund?

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

What? Sorry?

John Widemuir - William Blair & Company - Analyst

The pipeline of your rural projects that use Universal Service Fund.

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

I don't think that we distinguish it this way. We've published the backlog when we published Q4; that hasn't changed. And obviously, the backlog we have published includes everything, including these projects as well.

 John Widemuir - William Blair & Company - Analyst

Okay. And one last question. Can you give any more color on your update on the Colombian operations? Thank you.

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

On the Colombian operations, we have signed yet another extension agreement with the government. This extension agreement with the government means that we continue these preparations, and the new agreement -- have we published the size of this extension? (multiple speakers) I think we did. It's about $12 million and -- to be implemented during 2010.

So -- and the new agreement is actually changing some of the telecenters from one type to another type; reducing some telephony sites; adding some other telecenters; but basically, it is the same services that will be -- now be extended into 2010.

John Widemuir - William Blair & Company - Analyst

Okay, great. Thank you very much.

 Operator

(Operator Instructions). There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-254-7270. In Israel, please call 03-925-5936. Internationally, please call 9-723-925-5936 Additionally, a replay of this call will also be available on the Company's website, www.gilat.com.

Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board and CEO

Yes. We'd just like to thank you all for joining us for this quarter's call. Good day and good bye.

Operator

Thank you. This concludes Gilat's first quarter 2010 results conference call. Thank you for your participation. You may go ahead and disconnect.